JPF Securities Law, LLC
17111 KENTON DRIVE, SUITE 100B
CORNELIUS, NC  28031

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November 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C.  20549

Attn:     Barbara C. Jacobs
Assistant Director

Re:       Information System Associates, Inc.
Amendment No. 3 to Form SB-2
File Number:  333-142429

Ladies and Gentlemen:

    Thank you for your comment letter dated October 12, 2007 (the "Comment Letter") with respect to the above-captioned current report.  We have filed our Amendment to the referenced Registration Statement on Form SB-2/A (the “Registration Statement”) of. Information System Associates, Inc. (the "Company"), which incorporate our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1. Please refer to prior comment 1 of our letter dated August 8, 2007. With respect to that portion of the comment relating to VAR relationships, you filed a subcontracting agreement with aperture as exhibit 10.8 to the registration statement. Please ensure that you provide a materially complete description of your relationship with Aperture, including a discussion of the various services that you provide pursuant to this contract. We also suggest that you clarify in your exhibit index and elsewhere as appropriate that the VAR agreement and the subcontracting agreement are one in the same. In addition, we note that you added disclosure regarding your relationship with Comcast Communications, a 41.39% customer at June 30, 2007, but you have not filed your agreement with Comcast as an exhibit pursuant to Item 601(b)(10) of Regulation S-B. Please advise. Please also advise as to why you do not list this entity on page 30.

Response:  Made changes to the Prospectus Summary to the Our Business section throughout the third paragraph to clarify that the Aperture relationship is a subcontractor relationship.  Also made similar changes to the Aperture Technology, Inc. section in the Certain Relationships and Transactions section.

Added the following language to the Description of Business section “It should be noted that the term “Business Partner” is somewhat misleading because in reality we are simply a subcontractor for Aperture.  We invite you to examine our contract with Aperture setting forth this subcontracting relationship, it has been attached as Exhibit 10.8.”

Made changes throughout document to clarify the relationship.

Added the following language to the Aperture section in the business description “Specifically, under our subcontracting agreement with Aperture we provide:

1.	Implementation of the VISTA500 data center management software solution
2.	Deliver training to both end users and administrators of the VISTA500 data center management solution
3.	Asset inventory services utilizing ISAs data collection solution On Site Physical Inventory.
4.	Training Aperture’s customers in the use and administration of the On Site Physical Inventory data collection solution
5.	Project Management related to the asset inventory services
6.	Other consulting services as mutually agreed upon”

Added the following language where Comcast is discussed “More information about our contractual relationship with Comcast Communications can be found in Exhibit 10.9 where we have attached a full copy of the agreement.”

Added Comcast Communications to the customer list on page 30.
Made changes to Exhibit 10.8 to clarify what the document is.
Added Exhibit 10.9.

Selling Security Holders, page 15

2. Please ensure that the column entitled “Amount Owned After the Offering” specifies the number of securities to be held by the listed selling security holder assuming completion of the offering.

Response:  Changed the Selling Securities Holder Table reflect the assumption that all of the Selling Security Holders will sell all of their shares.

Business

Customers, page 30

3. Please refer to prior comment 16 of our letter dated August 8, 2007. We note your revised disclosure, however you have not provided us with an analysis as to the nature of the relationship between Northrop Grumman and you. Do you have a master agreement with Northrop? What is the nature of the maintenance agreement that will terminate December 31, 2007?

Response:  Added the following language to the Customers section to better disclose the nature of our relationship with Northrop Grumman and disclosed that we do not have any formal agreement with the Northrop:  “We do not have any formal agreement with Northrop Grumman, however for the period April 1, 2007 through December 31, 2007 ISA agreed to provide maintenance services to Northrop Grumman related to their installed Computer Aided Facilities Management solution “VisionFM”. The “cap” set forth in the purchase order is $10,000.00

To date, the following services have been provided to Northrop Grumman under the above.

1.	Updated and customized data entry forms included in the standard VisionFM product
2.	Added new forms and workflow processes
3.	Created a training video whose target audience is the end user submitting Work Orders and Move Requests
4.	Other minor modifications to the VisionFM solution.”

Financial Statements

Note A- Summary of Significant Accounting Policies

Business Activity, page 62

4. You disclose that, effective April 1, 2007. the insurance business was separated from the Company. Please explain your reference to “separated”.  In this regard, please tell us whether the insurance business was sold or discontinued. As part of your response, please tell us how you accounted for the separation and tell us how you considered the guidance in SFAS 144.

Response:  We discontinued the insurance business.  We revised our June 30, 2007 financial statements to reflect the discontinued operation. We did not sell the business but discontinued that business.  We did not incur any losses from the discontinued business since it was not material.

Revenue Recognition, page 62

5. Note that if an arrangement includes a combination of software, installation or maintenance services the arrangements would be considered a multiple-element arrangement. Therefore, please tell us how you have considered the guidance in SAB 104 and EITF 00-21 and revise your disclosures accordingly.

Response: Revised Revenue Recognition as follows:

Revenue Recognition: We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” and Emerging Issues Task Force, or EITF, Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables."

Consulting services and training revenues are accounted for separately from subscription and support revenues when these services have value to the customer on a standalone basis and there is objective and reliable evidence of fair value of each deliverable. When accounted for separately, revenues are recognized as the services are rendered for time and material contracts, and when the milestones are achieved and accepted by the customer for fixed price contracts. The majority of our consulting service contracts are on a time and material basis. Training revenues are recognized after the services are performed. For revenue arrangements with multiple deliverables, we allocate the total customer arrangement to the separate units of accounting based on their relative fair values, as determined by the price of the undelivered items when sold separately.

In determining whether the consulting services can be accounted for separately from subscription and support revenues, we consider the following factors for each consulting agreement: availability of the consulting services from other vendors, whether objective and reliable evidence for fair value exists for the undelivered elements, the nature of the consulting services, the timing of when the consulting contract was signed in comparison to the subscription service start date, and the contractual dependence of the subscription service on the customer's satisfaction with the consulting work. If a consulting arrangement does not qualify for separate accounting, we recognize the consulting revenue ratably over the remaining term of the subscription contract. Additionally, in these situations we defer the direct costs of the consulting arrangement and amortize those costs over the same time period as the consulting revenue is recognized. We did not have any Revenue Arrangements with Multiple Deliverable for the periods December 31, 2005 and December 31, 2006

Shared-Based Payments, page 64

6. We reissue comment number 24 because your reference to fair market value “according to the audit” does not provide us with any substantive information. Please tell us why it was appropriate to consistently value shares issued for services at the low end of the range that you have sold your stock. In this regard, we note that the fair value of shares issued for services was $0.05 when the indicated range was as high as $0.25. Also, please tell us where you have included detailed information regarding these transactions within your audited financial statements. Your current disclosures regarding these transactions are general in nature.

Response: We valued the shares issued based on the last prior sales value. We used the following valuation procedure since we were a private company and did not have a market for our stock.

Share-Based Payments

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (R), “Share-Based Payments”, which establishes standards for transactions in which an entity exchanges its equity instruments for goods and services. This standard replaces SFAS No. 123 and supersedes Accounting Principles Board (“APB”) Opinion No. 25, "Accounting for Stock-Based Compensation”. This standard requires a public entity to measure the cost of employee services, using an option-pricing model, such as the Black-Scholes Model, received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB No. 25. Shares of common stock issued for services rendered by a third party are recorded at fair market value of the shares issued or services rendered, whichever is more readily determinable.  The Company adopted this standard during year ended December 31, 2006 using the modified prospective method.

7. Your response to prior comment number 25 indicates that you have revised your disclosures however we are unable to locate such revisions. Please your disclosures on page 51 and 64 accordingly.

Response:  Revised page 51 and 64 accordingly, which changed  paragraphs are marked by the revision tags.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Yours Truly,

/s/ Jared Febbroriello
Jared P. Febbroriello, Esq. LL.M.